

June 29, 2015

Via E-mail
David Hall
Chief Executive Officer
Replicel Life Sciences, Inc.
Suite 2020 – 401 West Georgia Street
Vancouver, British Columbia, Canada
V6B5A1

> **Re: Replicel Life Sciences, Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 000-50112**

Dear Mr. Hall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining